                                                                                                                                                  P.O. Box 2600, Mail Stop V26

                                                                                                                                                  Valley Forge, PA 19482-2600

                                                                                                                                                  610-503-2398

                                                                                                                                                  barry_mendelson@vanguard.com

February 20, 2014

Amy Miller, Esq.                                                                                  [via electronic filing]

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:       Vanguard Tax-Managed Funds (the “Trust”)

            Registration Statement on Form N-14

            File No. 333-193415

Dear Ms. Miller:

This letter is in response to your comment on February 18, 2014 to the Trust’s Registration Statement on Form N-14 (the “Registration Statement”) filed on January 17, 2014, in connection with the acquisition of substantially all of the assets and assumption of all the liabilities of the Vanguard Developed Markets Index Fund (the “Developed Markets Fund” or “Acquired Fund”), a series of the Vanguard STAR® Funds, by the Vanguard Tax-Managed International Fund (the “International Fund” or “Acquiring Fund”), a series of the Trust.  Capitalized terms used herein, and not otherwise defined, have the meanings assigned in the Registration Statement.

Capitalization Table

Comment 1:    The Acquiring Fund's year end is 12/31 and its semi-annual period ends on 6/30.  Rule 11.02 of Regulation S-X requires that the pro forma financial statements be prepared based on the acquiring fund's financial statement date.  The capitalization table should follow the pro forma financial statement date.  Please explain why 10/31 is used for the capitalization table and pro forma financial statements since that is the fiscal year end of the Acquired Fund.

0317299, v0.1

Amy Miller, Esq.

February 20, 2014

Response:        While Rule 11-02(c) of Regulation S-X ("S-X") provides guidance for periods to be presented in the pro forma financial statements; it also refers to the requirements of S-X Rule 3-01.  For the filings of registered investment companies, S-X Rule 3-01(g) further refers to S-X Rule 3-18.

S-X Rule 3-18(b) indicates that if a registrant's filing is made within 60 days after the end of the registrant's fiscal year-end and audited financial statements for the most recent fiscal year are not available, the registrant should provide the financial statements as of an interim date within 245 days of the date of the filing.

The Acquiring Fund and the Trust have a fiscal year-end of December 31, and at the time of the filing, which was January 17, 2014, finalized and audited balances related to the fiscal year ended December 31, 2013 were not yet available.  Therefore, we applied the guidance in S-X Rule 3-18(b) in determining the date of the pro forma financial information, and selected the interim date of October 31, 2013 because it was within 245 days of the filing date and is a relevant date for the Acquired Fund.  We believe that use of October 31, 2013 information in the pro forma financial statements is consistent with Regulation S-X and provides Acquired Fund shareholders with information as of the most recent date for which audited information is available.

To maintain consistency between the information presented in the pro forma financial information and the capitalization table, we also presented the information on the capitalization table as of October 31, 2013.

We consulted with the independent registered public accounting firm for both Funds regarding the dating of the pro forma financial information and the capitalization table.  They did not object to the use of October 31, 2013.

Comment 2:    Please provide a footnote to describe the pro forma adjustments made in the capitalization table.

Response:        We will add the following footnote to each capitalization table after the heading of “Total Pro Forma Adjustments”:

(b) Pro forma adjustments represent the dollar amount of reorganization expenses incurred by Developed Markets Fund and the net change in shares outstanding pursuant to the Reorganization.

Amy Miller, Esq.

February 20, 2014

Pro Forma Financial Information

Comment 3:    On the second paragraph of the pro forma financial information section, the financial statement dating should follow the Acquiring Fund's year end.

Response:        Please note our response above to Comment 1, which discusses the dating of the pro forma information by using the Acquired Fund’s fiscal year end of October 31, 2013.

Tandy Requirements

As required by the U.S. Securities and Exchange Commission, the Trust acknowledges that:

•         The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-2398 with any questions or comments regarding the above responses.  Thank you.

Sincerely,

                                                                                    /s/ Barry Mendelson

Barry Mendelson

Principal and Senior Counsel